Exhibit 2.2

EXECUTION COPY

TENDER AGREEMENT, dated as of April 26, 2014 (this “Agreement”), among Image Sub Limited, a Cayman Islands exempted company (“Acquisition Sub”), and the persons listed on Schedule A hereto (each, a “Stockholder” and collectively, the “Stockholders”).

WHEREAS, Acquisition Sub plans to commence a tender offer to acquire all the outstanding ordinary shares of Integrated Memory Logic Limited, a Cayman Islands exempted company and listed on the Taiwan Stock Exchange (the “Company”), par value NT$10 per share (the “Company Common Stock”), for NT $91.00 per Company share in cash (the “Offer Price”) (and such tender offer, the “Offer”), and the gross transaction value of the Offer for all of the outstanding ordinary shares of the Company will be approximately US$224,000,000 (NT$6,844,380,000);

WHEREAS, the Offer is subject to a minimum tender condition which requires that a number of shares of Company Common Stock at least equal to the Minimum Condition (as defined in Schedule C), are tendered into the Offer;

WHEREAS, as promptly as practical following the consummation of the Offer, Acquisition Sub and the Company intend to consummate a merger (the “Merger”) in accordance with a merger agreement entered into by and between Acquisition Sub and the Company, dated as of the date hereof (the “Merger Agreement”) and in accordance with applicable Law;

WHEREAS, each Stockholder owns the number of shares of Company Common Stock set forth opposite its name on Schedule A hereto (such shares of Company Common Stock, together with any other shares of capital stock of the Company acquired by the Stockholder after the date hereof and during the term of this Agreement, being collectively referred to herein as the “Subject Shares”);

WHEREAS, it is the understanding between the parties hereto that to induce the Stockholders to enter into this Agreement, the parent company of Acquisition Sub, Exar Corporation, a Delaware corporation (“Parent”), has agreed to guarantee the performance of the obligations of Acquisition Sub hereunder and under the Merger Agreement by executing guarantee letters as of the date hereof in the form attached as Schedule B hereto (the “Guaranties”); and

WHEREAS, the Stockholders are willing to agree to tender their respective Subject Shares pursuant to the terms hereof after Acquisition Sub launches the Offer.

NOW, THEREFORE, the parties hereto agree as follows:

Section 1. Representations and Warranties of the Parties. (I) Each Stockholder, solely as to itself and its own Subject Shares and not as to any other Stockholder or the Subject Shares of any other Stockholder, hereby represents and warrants to Acquisition Sub as follows:

(a) Authority; Execution and Deliver; Enforceability. Such Stockholder has all requisite power and authority to execute this Agreement and to perform its obligations hereunder. The execution and delivery by such Stockholder of this Agreement and consummation of the transactions contemplated hereby have been duly authorized by all necessary action on the part of such Stockholder. Such Stockholder has duly executed and delivered this Agreement, and this Agreement constitutes the legal, valid and binding obligation of such Stockholder, enforceable against such Stockholder in accordance with its terms, subject to (i) laws of general application relating to bankruptcy, insolvency and the relief of debtors, and (ii) rules of law governing specific performance, injunctive relief and other equitable remedies. The execution and delivery by such Stockholder of this Agreement do not, and the consummation of the transactions contemplated hereby and compliance with the terms hereof will not, conflict with, or result in any violation of, or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation or acceleration of any obligation or to loss of a material benefit under, or result in the creation of any Lien upon any of the properties or assets of such Stockholder under, any provision of any Contract to which such Stockholder is a party or by which any properties or assets of such Stockholder are bound or, subject to the filings and other matters referred to in the next sentence, any provision of any Judgment or applicable Law applicable to the Stockholder or the properties or assets of such Stockholder. Except for reporting or registration of such Stockholder’s transfer of the Subject Shares as contemplated hereunder pursuant to the Taiwan Securities and Control Act, no Consent of, or registration, declaration or filing with, any Governmental Entity is required to be obtained or made by or with respect to such Stockholder in connection with the execution, delivery and performance of its obligations under this Agreement.

(b) The Subject Shares. Such Stockholder is the record and beneficial owner of and has good and marketable title to, the Subject Shares set forth opposite its name on Schedule A hereto, free and clear of any Liens. Such Stockholder does not own, of record or beneficially, any shares of capital stock of the Company other than such Subject Shares. Such Stockholder has the sole right to vote such Subject Shares, and none of such Subject Shares is subject to any voting trust or other agreement, arrangement or restriction with respect to the voting of such Subject Shares, except as contemplated by this Agreement.

(c) Brokers. No broker, investment banker, financial advisor or other person or entity (“person”) is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with this Agreement or the consummation of the transactions contemplated hereby based upon arrangements made by or on behalf of such Stockholder.

(II)     Representations and Warranties of Acquisition Sub. Acquisition Sub hereby represents and warrants to the Stockholders as follows: Acquisition Sub has all requisite corporate power and authority to execute this Agreement, the Merger Agreement and to consummate the transactions contemplated hereby and thereby. Parent has all requisite corporate power and authority to execute the Guaranties and to consummate the transactions contemplated thereby and by each of the Merger Agreement and this Agreement. The execution and delivery by Parent of the Guaranties and by Acquisition Sub of this Agreement, the Merger Agreement and the consummation of the transactions contemplated thereby and hereby have been duly authorized by all necessary action on the part of Parent and Acquisition Sub, respectively. Parent has duly executed and delivered the Guaranties and Acquisition Sub has duly executed and delivered this Agreement and the Merger Agreement, respectively. The Guaranties, this Agreement and the Merger Agreement constitute the legal, valid and binding obligation of Parent and of Acquisition Sub, in each case enforceable against Parent and Acquisition Sub, respectively, in accordance with their respective terms, subject to (i) laws of general application relating to bankruptcy, insolvency and the relief of debtors, and (ii) rules of law governing specific performance, injunctive relief and other equitable remedies. The execution and delivery by Parent of the Guaranties and by Acquisition Sub of this Agreement, and the Merger Agreement do not, and the consummation of the transactions contemplated thereby and hereby and compliance with the terms thereof and hereof will not, conflict with, or result in any violation of, or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation or acceleration of any obligation or to loss of a material benefit under, or result in the creation of any Lien upon any of the properties or assets of either Parent or Acquisition Sub under, any provision of any Contract to which Parent or Acquisition Sub is a party or by which any properties or assets of Parent or Acquisition Sub are bound or, any provision of any Judgment or applicable Law applicable to Parent or Acquisition Sub or the properties or assets of Parent or Acquisition Sub. No Consent of, or registration, declaration or filing with, any Governmental Entity is required to be obtained or made by or with respect to Parent or Acquisition Sub in connection with the execution, delivery and performance of this Agreement, the Merger Agreement or the Guaranties, or the consummation of the transactions contemplated hereby and thereby, other than such reports by Acquisition Sub or Parent as may be required under applicable Law in connection with this Agreement, the Merger Agreement and the Guaranties and the transactions contemplated hereby and thereby.

Section 2. The Offer. Subject to Section 4:

(a) Provided that this Agreement shall not have been terminated in accordance with Section 4 hereof and provided that none of the events set forth in the Offer Conditions has occurred or is continuing and in the case of any such occurrence or continuation, Acquisition Sub has not otherwise waived the occurrence or continuation of such event(s), promptly after the date of this Agreement and in any event on or before the date that is five (5) business days after the date hereof, Acquisition Sub shall commence the Offer within the meaning of the applicable rules and regulations of the Taiwan Financial Supervisory Commission (the “FSC”). The obligations of Acquisition Sub to commence the Offer and accept for payment, and pay for, any shares of Company Common Stock tendered pursuant to the Offer (and not validly withdrawn) are subject to the satisfaction or waiver of each of the conditions set forth in Schedule C (such conditions, the “Offer Conditions”). The initial expiration date of the Offer shall be the 32nd day (which 32 day period shall also encompass 20 business days) following the commencement of the Offer (such date, the “Initial Expiration Date”, and such date and any subsequent date to which the expiration of the Offer is extended pursuant to and in accordance with the terms of this Agreement, each an “Expiration Date”). In order for any stockholder of the Company to validly tender all or a portion of such stockholder’s Company Common Stock into the Offer such stockholder shall, concurrent with such tender, provide any member of the executive management of the Company (“Company Management”) with a proxy (“Tendered Proxies”) to (x) allow such tendered shares of Company Common Stock to be counted as present at the Company Stockholder Meeting or any annual or extraordinary general meeting in which the Company Stockholder Approval is sought, and (y) vote, or grant a consent or approval in respect of, such tendered shares of Company Common Stock, in favor of granting the Company Stockholder Approval and, if applicable, against any Takeover Proposal. Acquisition Sub shall not withdraw or rescind the Offer unless such withdrawal or rescission is permitted under this Agreement and the Securities and Exchange Law of Taiwan and the regulations promulgated thereunder.

(b) Subject to applicable Law, Acquisition Sub expressly reserves the right to waive any Offer Condition or amend or modify the terms of the Offer by concurrent written notice to the Company and to the Stockholders, provided that (x) no such proposed amendment or modification shall be effective for any purpose if it could reasonably be expected to impose additional obligations or liability on the Stockholders with respect to the Offer or the consummation of the Offer other than as contemplated hereby,(y) any proposed amendment or modification that would require the amendment of any term of this agreement shall not be effective without such amendment having been made pursuant to Section 6, and (z) without the prior written consent of the Company and the Stockholders, Acquisition Sub shall not (i) reduce the number of shares of Company Common Stock subject to the Offer, (ii) reduce the consideration payable in the Offer, (iii) waive the Minimum Condition (as defined in Schedule C) or (iv) change the form of consideration payable in the Offer. Subject to Section 4, (i) Acquisition Sub may extend the Offer for a period of up to 30 days only if and to the extent such extension is approved by the FSC, and (ii) Acquisition Sub may make such changes to the Offer as are required in order to comply with Regulation 14E of the U.S. Securities Exchange Act of 1934, as amended. The parties acknowledge and agree that all Subject Shares tendered to Acquisition Sub in the Offer pursuant to the terms hereof shall be counted for purposes of determining whether or not the Minimum Condition has been satisfied.

(c) On or prior to the date of commencement of the Offer, Acquisition Sub shall file with the FSC and submit to the Market Observation Post System of Taiwan (“MOPS”) a Tender Offer Prospectus in due and proper form that complies in all material respects with the applicable form relating to the Offer (together with any supplements, amendments and exhibits thereto, and all deliveries, mailings and notices required by applicable Law, the “Offer Documents”). Acquisition Sub shall promptly correct any information in the Offer Documents if and to the extent that such information shall have become false or misleading in any material respect, and Acquisition Sub shall take all steps necessary to amend or supplement the Offer Documents and to cause the Offer Documents as so amended or supplemented to be timely filed with the FSC and published in the MOPS and to be timely disseminated to holders of Shares, in each case as and to the extent required by applicable FSC, TSE and MOPS rules and regulations.  Acquisition Sub shall give the Company, the Stockholders and their respective counsel a reasonable opportunity to review and comment on the Offer Documents and all amendments and supplements to the Offer Documents prior to their being filed with the FSC and published in the MOPS and disseminated to holders of Shares.  Acquisition Sub further hereby agrees to promptly provide the Company, the Stockholders and their respective counsel in writing with any comments Acquisition Sub or its counsel may receive from the FSC or the MOPS with respect to the Offer Documents promptly after the receipt of such comments, and shall promptly consult with and provide the Company, the Stockholders and their respective counsel a reasonable opportunity to review and comment on the response of Acquisition Sub to such comments prior to responding.

(d) Subject solely to the satisfaction or waiver by Acquisition Sub of the Offer Conditions in accordance with Section 2(b) hereof, Acquisition Sub shall promptly and in event within seven (7) business days after the then scheduled Expiration Date if at that time all of the Offer Conditions are satisfied (or waived by Acquisition Sub), accept for payment and pay for the shares of Company Common Stock validly tendered and not withdrawn pursuant to the Offer for the Offer Price. If Acquisition Sub is ordered by the FSC to amend the terms of the Offer according to applicable Law, Acquisition Sub shall promptly do so, and shall re-submit the Offer Documents and make a public announcement regarding such amendment, and the Expiration Date shall be re-started to count from the date Acquisition Sub re-submits the Offer Documents and makes such a public announcement.

(e) If, between the date of this Agreement and the first time at which Acquisition Sub accepts for payment and makes payment for any shares of Company Common Stock tendered pursuant to the Offer (the “Acceptance Time”), the outstanding shares of Company Common Stock are changed into a different number or class of shares by reason of any share issuance, share split, division or subdivision of shares, share dividend, reverse share split, consolidation of shares, reclassification, recapitalization or other similar transaction, then the Offer Price shall be adjusted accordingly.

Section 3. Agreement to Tender and Vote; Other Covenants of the Stockholders. Each Stockholder, solely as to itself and its own Subject Shares and not as to any other Stockholder or the Subject Shares of any other Stockholder, and Acquisition Sub, covenant and agree as follows:

(a) Agreement to Tender. Such Stockholder shall accept the Offer with respect to all the Subject Shares of such Stockholder and shall tender, on the Expiration Date, and Acquisition Sub shall accept for payment and shall pay for, all of such Subject Shares pursuant to the Offer and the terms of this Agreement if and only if (x) each of the prerequisites set forth in Schedule D attached hereto (the “Stockholder Prerequisites”) is satisfied (or such prerequisite is waived by Acquisition Sub) and (y) Acquisition Sub shall have delivered to such Stockholder written notice that the Stockholder Prerequisites have been satisfied (or waived by Acquisition Sub) (the “Stockholder Notice”) no later than one (1) business day prior to the Expiration Date (and which Stockholder Notice shall be presumed to confirm that the Stockholder Prerequisites remain satisfied as of the Expiration Date unless the Acquisition Sub delivers written notice to the contrary to each of the Stockholders prior to the tender of Subject Shares by any Stockholder, and if such notice to the contrary is delivered, then such Stockholder shall not so tender); provided, however, that in no event shall such Stockholder tender any Subject Shares into the Offer prior to the Expiration Date unless instructed to do so in the Stockholder Notice delivered by Acquisition Sub (which such Stockholder Notice may not be given by Acquisition Sub earlier than the 10th business day after the Offer commences and in which case, if such instruction is given, such Stockholder shall accept the Offer with respect to all of the Subject Shares of such Stockholder on the date indicated in such instruction, and Acquisition Sub shall accept for payment and shall pay for, all of such Subject Shares at the Acceptance Time pursuant to Section 2(d)). Acquisition Sub shall be required to deliver the Stockholder Notice to the Stockholders no later than one (1) business day prior to the Expiration Date so long all of the Stockholder Prerequisite are satisfied (or waived by Acquisition Sub) as of such time (and which Stockholder Notice shall be presumed to confirm that the Stockholder Prerequisites remain satisfied as of the Expiration Date unless the Acquisition Sub delivers written notice to the contrary to each of the Stockholders prior to the tender of Subject Shares by any Stockholder, and if such notice to the contrary is delivered, then such Stockholder shall not tender); provided, that Acquisition Sub may elect to deliver the Stockholder Notice to the Stockholders earlier than the Expiration Date. Such Stockholder shall not withdraw any Subject Shares of such Stockholder tendered pursuant to the Offer unless (i) the Offer shall have been terminated in accordance with applicable Law or has expired without Acquisition Sub purchasing all shares of Company Common Stock tendered (and not validly withdrawn) pursuant to the Offer, or (ii) this Agreement shall have been terminated in accordance with its terms; provided, however, that such Stockholder shall have no obligation under this Agreement if the Offer Price is amended to less than NT$91.00 per share.

(b) Agreement to Vote in Favor of Merger. (1) At any meeting of the stockholders of the Company called to seek the Company Stockholder Approval or in any other circumstances upon which a vote, consent or other approval with respect to the Merger Agreement, any other agreement contemplated hereby or thereby, the Offer or the Merger, or any other transaction contemplated hereby or by the Merger Agreement is sought, such Stockholder, subject to the provisions of this Agreement, shall (i) if a meeting is held, appear at such meeting or otherwise cause the Subject Shares to be counted as present at such meeting for purposes of establishing a quorum and (ii) vote (or cause to be voted) the Subject Shares in favor of granting the Company Stockholder Approval.

(2) Against Other Transactions. At any meeting of stockholders of the Company or at any postponement or adjournment thereof or in any other circumstances upon which the Stockholder’s vote, consent or other approval is sought, the Stockholder shall vote (or cause to be voted) the Subject Shares against (i) any merger agreement or merger (other than the Merger with Parent, Acquisition Sub or any entity designated by Parent or Acquisition Sub), consolidation, combination, scheme of arrangement, amalgamation, dual listed structure, sale of substantial assets, reorganization, recapitalization, dissolution, liquidation or winding up of or by the Company, (ii) any Takeover Proposal and (iii) any amendment of the Company Charter or other proposal or transaction involving the Company or any subsidiary of the Company, which amendment or other proposal or transaction would reasonably be expected to impede, frustrate, prevent or nullify any provision of the Merger Agreement, the Merger, or any other transaction with Parent, Acquisition Sub or any entity designated by Parent or Acquisition Sub or change in any manner the voting rights of any class of Company Capital Stock. The Stockholder shall not take or commit or agree to take any action inconsistent with the foregoing.

(3) Revoke Other Proxies. Such Stockholder represents that any proxies heretofore given by it in respect of its Subject Shares that may still be in effect are not irrevocable, and such proxies are hereby revoked.

(4) IRREVOCABLE PROXY; Solicitation of Proxies.

(i)     During the term of this Agreement and, in the event of termination of this Agreement pursuant to the final paragraph of Section 4, the Survival Period, to the extent permitted by the Securities and Exchange Law of Taiwan and regulations promulgated thereunder, each Stockholder hereby irrevocably grants to, and appoints, the Stockholders who are members of the Company Management, and any person designated in writing by the Company (including the Company’s securities agent), and each of them individually, as such Stockholder’s proxy and attorney-in-fact (with full power of substitution), for and in the name, place and stead of such Stockholder, to vote such Stockholder’s Subject Shares, or grant a consent or approval in respect of such Subject Shares in a manner consistent with this Section 3(b)(4)(i). Each Stockholder understands and acknowledges that Acquisition Sub is entering into the Merger Agreement in reliance upon such Stockholder’s execution and delivery of this Agreement. Each Stockholder hereby affirms that the irrevocable proxy set forth in this Section 3(b)(4)(i) is given in connection with the execution of the Merger Agreement, and that such irrevocable proxy is given to secure the performance of the duties of such Stockholder under this Agreement. Each Stockholder hereby further affirms that the irrevocable proxy is coupled with an interest and may under no circumstances be revoked during the term of this Agreement and, in the event of termination of this Agreement pursuant to the final paragraph of Section 4, the Survival Period. Each Stockholder hereby ratifies and confirms all that such irrevocable proxy may lawfully do or cause to be done by virtue hereof. Such irrevocable proxy is executed and intended to be irrevocable during the term of this Agreement and, in the event of termination of this Agreement pursuant to the final paragraph of Section 4, the Survival Period, to the maximum extent permissible under applicable Law and the terms of this Agreement.

(ii)     The Stockholders who are members of Company Management shall use the irrevocable proxy granted under Section 3(b)(4)(i) and all Tendered Proxies to (a) cause the related tendered shares of Company Common Stock to be counted as present at the Company Stockholder Meeting or any annual or extraordinary general meeting in which the Company Stockholder Approval is sought, and (b) vote, or grant a consent or approval in respect of, the related tendered shares of Company Common Stock, in favor of granting the Company Stockholder Approval and, if applicable, against any Takeover Proposal.

(c) Fiduciary Responsibilities. Notwithstanding any other provision of this Agreement, nothing contained in this Agreement shall limit or prohibit such Stockholder solely in his or via its board representative’s capacity as a director or executive officer of the Company from taking or omitting to take any action in such capacity that the Board of Directors or the executive officers of the Company are permitted to take or omit to take, pursuant to and in accordance with the terms of the Merger Agreement, and no such action taken (or omitted to be taken) by such Stockholder in any such capacity shall be deemed to constitute a breach of or a default under any provision of this Agreement.

(d) No Transfer. Other than pursuant to this Agreement, such Stockholder shall not (i) sell, transfer, pledge, assign or otherwise dispose of (including by gift, merger or operation of law), encumber, hedge or utilize a derivative to transfer the economic interest in (collectively, “Transfer”), or enter into any Contract, option or other arrangement (including any profit sharing arrangement) with respect to the Transfer of, any Subject Shares to any person other than pursuant to the Offer or (ii) enter into any voting arrangement, whether by proxy, voting agreement, voting trust or otherwise (including pursuant to any loan of Subject Shares), with respect to any Subject Shares. In addition, the Stockholder shall not commit or agree to take any of the foregoing actions. Notwithstanding the foregoing, nothing in this Agreement shall prohibit a transfer of Subject Shares by such Stockholder (i) to any controlled affiliate, or (ii) in the case of Stockholders who are natural persons, to any member of such Stockholder’s immediate family, to a trust for the benefit of Stockholder or any member of Stockholder’s immediate family, or upon the death of Stockholder; provided, however, that a Transfer referred to in this sentence shall be permitted only if, as a precondition to such Transfer, the transferee agrees in a writing, reasonably satisfactory in form and substance to Acquisition Sub, to be bound by all of the terms of this Agreement.

(e) No Solicitation. Each Stockholder shall not, nor shall it authorize any officer, director, employee or other representative of, such Stockholder to, directly or indirectly (i) solicit or initiate the submission of, any Takeover Proposal, (ii) enter into any Acquisition Agreement with respect to any Takeover Proposal or (iii) enter into, participate in or continue any discussions or negotiations regarding, or furnish to any person any information with respect to, or otherwise cooperate in any way with or facilitate or enable any Takeover Proposal.

(f) Press Releases; Public Statements. Such Stockholder shall not issue any press release or make any other public statement with respect to this Agreement or the consummation of the transactions contemplated hereby without the prior written consent of Acquisition Sub and the Company, except as may be required by applicable Law.

(g) Waiver of Appraisal Rights. Such Stockholder hereby waives, and agrees not to exercise or assert, any appraisal rights or dissenters’ rights under Taiwan Law or Cayman Islands Law in connection with the transactions contemplated hereby.

(h) Notification of Certain Matters. Acquisition Sub and such Stockholder shall promptly notify each other of the discovery of any inaccurate, untrue or incomplete representations and warranties of Acquisition Sub or such Stockholder set forth in Section 1; provided, however, that the delivery of any notice pursuant to this Section 3(h) shall not (i) cure any breach of, or non-compliance with, any other provision of this Agreement or (ii) limit the remedies available to the party sending or receiving such notice, including, without limitation, pursuant to this Section 3.

(i) Conduct of Directors. Subject to Section 3(c), upon and after the Acceptance Time, each Stockholder, in such Stockholder’s capacity as a member of the Board of Directors of the Company, shall not take any action with respect to the Company, any of the Company’s subsidiaries or any of their respective, assets, properties, securities or cash or cash equivalents without the prior written consent of Acquisition Sub, with such consent to be given in Acquisition Sub’s sole discretion. Acquisition Sub hereby agrees to indemnify and hold harmless each Stockholder from and against any and all costs, fees and expenses (including without limitation reasonable attorneys’ fees and investigation expenses), judgments, fines, losses, claims, damages, liabilities and amounts incurred in connection with any claim, legal proceeding, Judgment, arbitration, investigation or inquiry, whether civil, criminal, administrative or investigative, as incurred, arising in connection with or relating to any actual or alleged action or omission taken at the request, pursuant to the instruction or with the consent of Acquisition Sub after the Acceptance Time.

(j) Certain Matters. Each Stockholder, severally and not jointly, and the Acquisition Sub, agrees to the covenants set forth on Schedule E hereof.

Section 4. Termination. This Agreement may be terminated only as follows:

(a)     upon the termination of the Merger Agreement;

(b)     by mutual written consent of Acquisition Sub, on the one hand, and all of the Stockholders, on the other, at any time;

(c)     by either Acquisition Sub on the one hand, or all of the Stockholders, on the other:

(i)     if any court of competent jurisdiction or other Governmental Entity shall have issued a judgment, order, injunction, rule or decree, or taken any other action restraining, enjoining or otherwise prohibiting any of the transactions contemplated by this Agreement, and such judgment, order, injunction, rule, decree or other action shall have become final and nonappealable;

(ii)     if the Offer shall not have been consummated in accordance with the applicable Laws and the terms and conditions of the Offer, on or prior to the Expiration Date;

(iii)     if the FSC, the TSE or any other Governmental Entity objects to or prohibits, or in any way limits or revises, the Offer or this Agreement; provided, that this termination right may not be exercised by any party if Acquisition Sub is willing to agree to any such action by the TSE or FSC, and any such action by the TSE or FSC does not impose additional obligations or liability on the Stockholders;

(iv)     if the Offer is properly withdrawn as a result of a material change to the financial or business conditions of the Company and such change is proved by Acquisition Sub, subject to the approval of the FSC; or

(d)     by Acquisition Sub upon a Company Material Adverse Effect.

In the event of any termination of this Agreement other than that described in the following sentence, this Agreement shall forthwith become void and have no effect. In the event the Merger Agreement is terminated pursuant to Section 8.01(e) or is otherwise terminated pursuant to Section 8.01 in circumstances where a Takeover Proposal has been made directly to the shareholders of the Company or shall have otherwise become publicly known, this Agreement shall forthwith become void and have no effect, except that (i) the provisions of Sections 3(a), (b), (c), (d) and (e), 4, 5 and 6 of this Agreement shall survive the termination hereof and continue to be operative obligations for a period of two (2) months following the date of such termination (such period, the “Survival Period”) and (ii) subject to the preceding clause (i), for a period of four (4) months following the expiration of the Survival Period (such period, the “ROFR Period”), each Stockholder shall not Transfer any Subject Shares unless prior to Transferring such Stockholder’s Subject Shares to a third party, (A) such Stockholder has received an offer or proposal from such third party (including through a Takeover Proposal) to purchase such Subject Shares, (B) such Stockholder has first delivered a written offer notice (an “Offer Notice”) to Acquisition Sub (or a designee thereof) providing Acquisition Sub the right of first refusal to purchase such Subject Shares for a period of up to five (5) business days at a per share price (the “Offer Notice Price”) equal to the price at which such Stockholder proposes to Transfer such Subject Shares pursuant to such offer or proposal received from such third party, and upon receipt of such Offer Notice Acquisition Sub may accept such offer and form a binding contract to purchase all or a portion of such Subject Shares at the Offer Notice Price or a higher price, with the closing to occur three (3) business days after Acquisition Sub’s written acceptance of the offer in such Offer Notice and (C) if Acquisition Sub does not accept in writing such Offer Notice by the end of such 5th business day, such Stockholder may Transfer such Subject Shares to such Third Party on the same terms set forth in the Offer Notice (and this clause (ii) shall survive termination of this Agreement for such four (4) month period). The parties acknowledge and agree that (x) neither the Transfer of Subject Shares by a Stockholder by operation of law (whether in connection with or as a result of a merger, similar business combination or otherwise of the Company), nor the sale by any Stockholder of Subject Shares in the open market to a person who is not making or planning to make a Takeover Proposal, during the Survival Period or ROFR Period shall be subject to the requirements set forth in this paragraph nor constitute a breach of any provision hereunder, (y) any Stockholder may Transfer any shares of Company Common Stock owned by it to any third party (whether or not such party is a person who is making or planning to make a Takeover Proposal) during the ROFR Period if Acquisition Sub fails to notify the subject Stockholder of its intent to purchase, and does consummate such purchase, within the requisite time periods specified above, and (z) the Stockholders shall have no liability under this Agreement or otherwise as a result of any such activity. If this Agreement or the Merger Agreement is terminated solely in the circumstance of a Financing Failure, then this paragraph (other than the first sentence this paragraph) shall terminate and cease to apply.

If this Agreement is terminated, no Stockholder shall tender any Subject Shares into the Offer, except for Subject Shares that were tendered prior to such termination (and this sentence shall survive any such termination). Notwithstanding the foregoing, nothing contained herein shall relieve any party hereto of liability for an intentional breach of its covenants or agreements set forth in this Agreement prior to such termination or for fraud. If this Agreement or the Merger Agreement is terminated solely in the circumstance of a Financing Failure, and Acquisition Sub pays the Reverse Termination Fee to the Company, then none of Acquisition Sub or Parent or their Representatives shall have any further liability under this Agreement (capitalized terms in this sentence have meanings set forth in Merger Agreement, and this sentence shall survive any termination hereof).

Upon the Acceptance Time, the rights and obligations of the parties to this Agreement (other than Section 3(i) which continues until such time as (1) Acquisition Sub has nominated for election at least a majority of directors of the Company and (2) such nominees have been elected as directors of the Company) shall terminate in their entirety.

Section 5. Additional Matters. Each Stockholder shall, from time to time, execute and deliver, or cause to be executed and delivered, such additional or further consents, documents and other instruments as Acquisition Sub may reasonably request for the purpose of effectively carrying out such Stockholder’s obligations hereunder.

Section 6. General Provisions.

(a) Amendments. This Agreement may not be amended except by an instrument in writing signed by each of the parties hereto.

(b) Notice. All notices and other communications hereunder shall be in writing and shall be deemed given if delivered personally or sent by overnight courier (providing proof of delivery) to Acquisition Sub at:

Image Sub Limited

48720 Kato Road

Fremont, CA 94538

Attention: General Counsel

Fax No.:

Email: thomasmelendrez@exar.com

with a copy to:

O’Melveny & Myers LLP

2765 Sand Hill Road

Menlo Park, California 94025

Attention: Paul S. Scrivano

Fax No.: (650) 473-2601

Email: pscrivano@omm.com

and

Lee and Li, Attorneys-at-Law

9F, No. 201, Tun Hua N. Road

Taipei 105, Taiwan, R.O.C.

Attention: C.T. Chang

Facsimile: 886-2-2713-3966

Email: ctchang@leeandli.com

and to each Stockholder at its address set forth on Schedule A hereto (or at such other address for a party as shall be specified by like notice).

(c) Interpretation. When a reference is made in this Agreement to sections, such reference shall be to a section to this Agreement unless otherwise indicated. The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Wherever the words “include”, “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation”. This Agreement is in the English language, and while this Agreement may be translated into other languages, the English language version shall control.

(d) Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule or law, or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner to the end that transactions contemplated hereby are fulfilled to the extent possible.

(e) Counterparts. This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement. This Agreement shall become effective against Acquisition Sub when one or more counterparts have been signed by Acquisition Sub and delivered to the Stockholder. This Agreement shall become effective against the Stockholder when one or more counterparts have been executed by the Stockholder and delivered to Acquisition Sub. Each party need not sign the same counterpart.

(f) Entire Agreement; No Third-Party Beneficiaries. This Agreement (i) constitutes the entire agreement and supersedes all prior agreements, understandings and representations, both written and oral, among the parties with respect to the subject matter hereof and (ii) is not intended to confer upon any person other than the parties hereto any rights or remedies hereunder.

(g) Governing Law. This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware, without regard to the conflicts of laws principles of such State, except to the extent the laws of the Republic of China are mandatorily applicable to the Offer.

(h) Assignment. Neither this Agreement nor any of the rights, interests or obligations under this Agreement shall be assigned, in whole or in part, by operation of law or otherwise, by Acquisition Sub without the prior written consent of the Stockholders or by the Stockholders without the prior written consent of Acquisition Sub, and any purported assignment without such consent shall be void. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of, and be enforceable by, the parties and their respective successors and assigns.

(i) Enforcement. The parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in any federal court located in the State of Delaware, in any Delaware state court, this being in addition to any other remedy to which they are entitled at law or in equity. In addition, each of the parties hereto (a) consents to submit itself to the exclusive personal jurisdiction of the Court of Chancery of the State of Delaware, New Castle County, or, if that court does not have jurisdiction, a federal court sitting in Wilmington, Delaware in the event any dispute arises out of this Agreement or any Transaction, (b) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court, (c) agrees that it shall not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from such court, (d) agrees that it will not bring any action relating to this Agreement or any transactions contemplated hereby in any other court and (e) WAIVES ANY RIGHT TO TRIAL BY JURY WITH RESPECT TO ANY ACTION RELATED TO OR ARISING OUT OF THIS AGREEMENT OR ANY TRANSACTION CONTEMPLATED HEREBY.

(j) Definitions. For purposes of this Agreement:

“Acquisition Agreement” means any letter of intent, agreement in principle, merger agreement, acquisition agreement, share purchase agreement, asset purchase agreement, share exchange agreement, option agreement or similar Contract relating to any Takeover Proposal.

“Action” means suit, action, hearing, investigation, inquiry, claim, charge, action, arbitration, governmental investigation or other legal or administrative proceeding.

“business day” means a day except a Saturday, a Sunday or other day on which the TSE or banks in Taipei, Taiwan or San Francisco, California, U.S. are authorized or required by Law to be closed.

“Cayman Companies Law” means the Cayman Islands Companies Law Cap. 22 (Law 3 of 1961, as consolidated and revised).

“Company Charter” means that certain Third Amended and Restated Memorandum and Articles of the Company, as amended to the date of this Agreement.

“Company Material Adverse Effect” means any change, effect, event, occurrence or state of facts (“Effect”) that, taken alone or together with any other related or unrelated Effects: (i) is, or would reasonably be expected to be, materially adverse to the business, condition (financial or otherwise) or results of operations of the Company and the Company Subsidiaries, taken as a whole; provided, however, that none of the following shall be taken into account in determining whether there is, or would reasonably be expected to be, a Company Material Adverse Effect: (a) any adverse Effect relating to general market, economic or political conditions in the United States, in any country in which the Company or any of the Company Subsidiaries conducts business; (b) any adverse Effect relating to the industry in which the Company operates in general and not disproportionately affecting the Company and the Company Subsidiaries, taken as a whole; (c) any adverse Effect resulting from, arising out of or related to the announcement of the execution of this Agreement or the pendency of the Offer or the Merger; (d) any adverse Effect resulting from any actions taken by the Company or the Company Subsidiaries that are expressly requested by Acquisition Sub; (e) any adverse Effect resulting from acts of war, terrorism or natural disasters to the extent not disproportionately affecting the Company and the Company Subsidiaries relative to other industry participants; (f) any adverse Effect resulting from (1) any action or inaction by the Company taken or omitted to be taken with Acquisition Sub’s prior written consent or at Acquisition Sub’s prior written request, or (2) compliance by the Company with the terms of, or the taking of any action contemplated or that is required by, this Agreement; (g) any adverse Effect resulting from any change in applicable Law; (h) any adverse Effect resulting directly from Acquisition Sub’s actions or inactions with respect to this Agreement or any other Transaction Document or any other agreement, contract or course of dealing with or between Acquisition Sub and the Company; (i) any decline in the Company’s share price or trading volume (it being understood that the Effect giving rise to such decline may be taken into account in determining whether there is, or would reasonably be expected to be, a Company Material Adverse Effect) or (j) any adverse Effect resulting from any failure to take any action (or to refrain from any action) for which the Company requested Acquisition Sub’s prior written consent pursuant to Section 5.01 of the Merger Agreement and to which Acquisition Sub shall not have consented, or (ii) prevents or materially impedes or materially delays the ability of the Company to consummate the Offer, the Merger and the other transactions contemplated hereby or by the Merger Agreement.

“Company Reporting Documents” means all of the Company’s filed reports, schedules, forms, statements and other documents (including exhibits and other information incorporated by reference therein) required to be filed by the Company with the FSC and the Taiwan Stock Exchange since January 1, 2011 pursuant to applicable Law, as well as any documents filed with the FSC or the Taiwan Stock Exchange by the Company voluntarily or otherwise during such period.

“Company Stockholder Approval” means, with respect to the Merger Agreement, the Plan of Merger and the Merger: (i) a special resolution, which requires the approval and authorization of the Merger Agreement, the a plan of merger to be filed with the Registrar of Companies of the Cayman Islands (the “Plan of Merger”) and the Merger by the affirmative vote of a majority of not less than two-thirds of votes cast by such shareholders of the Company as, being entitled to do so, vote in person, or where proxies are allowed, by proxy at a general meeting attended by shareholders of the Company representing more than one-half of the total issued and outstanding shares of Company Common Stock, and (ii) a Supermajority Resolution as specified in the Third Amended and Restated Memorandum and Articles of the Company, as amended to the date of this Agreement, which requires a resolution adopted by a majority vote of the shareholders of the Company present and entitled to vote on such resolution at a general meeting attended in person or by proxy by shareholders of the Company who represent two-thirds or more of the total issued and outstanding shares of Company Common Stock or if the total number of shares of Company Common Stock represented by the shareholders of the Company present at the general meeting is less than two–thirds of the total outstanding shares of Company Common Stock, but more than half of the total outstanding shares of Company Common Stock, a resolution adopted at such general meeting by the shareholders of the Company who represent two-thirds or more of the shares of Company Common Stock present and entitled to vote on such resolution.

“Company Stockholder Meeting” means an annual general meeting of the Company’s stockholders at which the Company Stockholder Approval is sought or an extraordinary general meeting of the Company’s stockholders for the purpose of seeking the Company Stockholder Approval.

“Company Subsidiaries” means the subsidiaries of the Company.

“Consent” means any consent, approval, license, permit, order or authorization of any Governmental Entity.

“Contract” means any contract, lease, license, indenture, note, bond, agreement, permit, concession, franchise or other instrument.

“Filed Company Reporting Documents” means the Company Reporting Documents (excluding any disclosures in any “risk factors” section or any disclosures that are forward-looking or predictive in nature) filed and publicly available not less than two business days prior to the date of this Agreement.

“Governmental Entity” means any Taiwan, Cayman Islands, U.S. federal, state, local or foreign government or any court of competent jurisdiction, administrative agency, department or commission or other governmental authority or instrumentality, domestic or foreign, including any entity or enterprise owned or controlled by a government, or a public international organization.

“Judgment” means any judgment, order or decree.

“Law” means any statute, law (including common law), ordinance, rule or regulation.

“Legal Restraint” means any temporary restraining order, preliminary or permanent injunction or other Judgment issued by any court of competent jurisdiction or other Law, restraint or prohibition by any Governmental Entity

“Lien” means any pledge, lien, charge, mortgage, encumbrance or security interest of any kind or nature whatsoever.

“Takeover Proposal” means any proposal or offer made by a third party, directly or indirectly (i) for a merger, consolidation, amalgamation, share exchange, scheme of arrangement, dual listed company structure, business combination, liquidation, dissolution, joint venture, recapitalization, reorganization or other similar transaction involving the Company, (ii) for the issuance by the Company of more than 15% of its equity securities (including for cash or as consideration for the assets or securities of another person), (iii) to acquire in any manner (including by a tender offer or exchange offer), directly or indirectly, more than 15% of the equity securities or assets or businesses that represent or constitute more than 15% of the assets of the Company and the Company’s subsidiaries or (iv) to sell or otherwise transfer (including through any arrangement having substantially the same economic effect of a sale of assets) assets or businesses that represent or constitute more than 15% of the assets of the Company and the Company Subsidiaries, taken as a whole, in a single transaction or a series of related transactions, in each case other than the transactions contemplated hereby or with Acquisition Sub or Parent.

[Remainder of Page Intentionally Blank]

IN WITNESS WHEREOF, each party has duly executed this Agreement, all as of the date first written above.

Image Sub Limited

By:
Name:
Title:

Signature Page to Tender Agreement
Image Sub Limited

IN WITNESS WHEREOF, each party has duly executed this Agreement, all as of the date first written above.

For Entity Stockholders

Name:

By:
Name:
Title:

For Natural Person Stockholders:

Name

Signature Page to Tender Agreement
Stockholder

SCHEDULE A

Shareholder Names	Ordinary Shares Owned	% of Fully Diluted Shares

Storm Ventures*	20,135,522	26.42%
Shuen-Chin Chang**	2,127,653	2.79%
Yong Park	1,000,712	1.31%
Charles Kim	749,343	0.98%
Mei Hu	203,017	0.27%
Jin Kim	164,736	0.22%
	–
Total	24,380,983	31.99%

* “Storm Ventures” is IML Holding Vehicle A, L.L.C., IML Holding Vehicle B, L.L.C., IML Holding Vehicle C, L.L.C. and IML Holding Vehicle D, L.L.C.

** Includes Mr. Chang’s wife, Yueh Huei Hsu.

SCHEDULE B

[See attached.]

SCHEDULE C

Conditions of the Offer

Notwithstanding any other term of the Offer or this Agreement, Acquisition Sub shall not be required to accept for payment or, subject to any applicable rules and regulations of the FSC and TSE, including applicable rules and regulations relating to Acquisition Sub’s obligation to pay for or return tendered shares of Company Common Stock promptly after the termination or withdrawal of the Offer), to pay for any shares of Company Common Stock tendered into the Offer unless there shall have been validly tendered and not withdrawn prior to the expiration of the Offer that number of shares of Company Common Stock which would represent at least seventy percent (70%) of the outstanding shares of Company Common Stock (which must in any event include at least 66-2/3% of the Fully Diluted Shares), inclusive of the Subject Shares (the “Minimum Condition”). The term “Fully Diluted Shares” means, and the phrase on a “Fully Diluted Basis” means, taking into account, all outstanding securities entitled generally to vote in the election of directors of the Company on a fully diluted basis, after giving effect to the exercise or conversion of all options, rights and securities exercisable or convertible into such voting securities. Furthermore, notwithstanding any other term of the Offer or this Agreement, Acquisition Sub shall not be required to accept for payment or, subject as aforesaid, to pay for any shares of Company Common Stock not theretofore accepted for payment or pay for, and may terminate, extend or amend the Offer, if, at any time on or after the date of this Agreement and before the expiration of the Offer, any of the following conditions exists:

(a)     there shall be threatened or pending any Action by any Governmental Entity or any other person, (i) challenging the acquisition by Acquisition Sub of any Company Common Stock, seeking to restrain or prohibit the making or consummation of the Offer or the Merger or any other transaction contemplated hereby, or seeking to obtain from the Company or Acquisition Sub or any controlling person thereof any damages that are material in relation to the Company and the Company Subsidiaries taken as a whole, (ii) seeking to prohibit or limit the ownership or operation by the Company, Acquisition Sub, any controlling person or entity of Acquisition Sub, or any of their respective subsidiaries of any material portion of the business or assets of the Company, Acquisition Sub, such controlling person or entity of Acquisition Sub, or any of their respective subsidiaries, or to compel the Company, Acquisition Sub, any controlling person or entity of Acquisition Sub, or any of their respective subsidiaries to dispose of or hold separate any material portion of the business or assets of the Company, Acquisition Sub, any controlling person or entity of Acquisition Sub, or any of their respective subsidiaries, as a result of the Offer, the Merger or any other transaction contemplated hereby, (iii) seeking to impose limitations on the ability of Acquisition Sub or any controlling person or entity of Acquisition Sub to acquire or hold, or exercise full rights of ownership of, any shares of Company Common Stock, including the right to vote the Company Common Stock purchased by it on all matters properly presented to the stockholders of the Company, (iv) seeking to prohibit Acquisition Sub, any controlling person or entity of Acquisition Sub or any of their respective subsidiaries from effectively controlling in any material respect the business or operations of the Company and the Company Subsidiaries, or (v) which otherwise is reasonably likely to have a Company Material Adverse Effect (any of the foregoing consequences described in clauses (i) through (v), a “Burdensome Consequence”);

(b)     any Legal Restraint shall be in effect providing for the consequences in clause (a) above; or

(c)     the Company suffers any material change in its financial or business condition and such change is proven by Acquisition Sub.

The foregoing conditions are for the sole benefit of Acquisition Sub and may be asserted by Acquisition Sub regardless of the circumstances giving rise to such condition or may be waived by Acquisition Sub in whole or in part at any time and from time to time in its sole discretion. The failure by Acquisition Sub or any other affiliate of Acquisition Sub at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right, the waiver of any such right with respect to particular facts and circumstances shall not be deemed a waiver with respect to any other facts and circumstances and each such right shall be deemed an ongoing right that may be asserted at any time and from time to time. The other capitalized but undefined terms used in this Schedule C shall have the meanings set forth in this Agreement to which it is a schedule.

 SCHEDULE D

Stockholder Prerequisites

(a)     Since the date of the most recent audited financial statements included in the Filed Company Reporting Documents there shall not have occurred any change, effect, event, occurrence or state of facts that, individually or in the aggregate, has had a Company Material Adverse Effect;

(b)     The representations and warranties of each Stockholder set forth in this Agreement shall be true and correct in all respects, as of the date of this Agreement and as of the Expiration Date as though made on the Expiration Date, except to the extent that such representations and warranties expressly relate to an earlier date (in which case on and as of such earlier date);

(c)     (i) The representations and warranties of the Company in Section 3.03 of the Merger Agreement shall be true and correct in all but de minimis respects and in Sections 3.04, 3.13 and 3.20 of the Merger Agreement shall be true and correct in all material respects, as of the date of the Merger Agreement and as of the Expiration Date as though made on the Expiration Date, except to the extent that such representations and warranties expressly relate to an earlier date (in which case on and as of such earlier date), and (ii) each of the other representations and warranties of the Company in the Merger Agreement shall be true and correct in as of the date of the Merger Agreement and as of the Expiration Date as though made on the Expiration Date, except to the extent that such representations and warranties expressly relate to an earlier date (in which case on and as of such earlier date), in each case determined without regard to qualification as to materiality or Company Material Adverse Effect, but only if, for purposes of this clause (ii), the failure of any such representations and warranties to be so true and correct has not resulted in, or could not reasonably be expected to result in, individually or in the aggregate, a Company Material Adverse Effect;

(d)     the Company shall have performed in all material respects all obligations and complied in all material respects with all agreements and covenants of the Company to be performed or complied with by it under the Merger Agreement; provided, that the Company shall have complied in all respects with Section 5.01(a)(i) and Section 5.01(a)(ii) of the Merger Agreement;

(e)     this Agreement and the Merger Agreement shall not have been terminated in accordance with their respective terms; and

(f)     the Company and the Company Subsidiaries shall have cash in their exclusively owned and controlled bank accounts in the amount of at least US$130,000,000.

The foregoing prerequisites are for the sole benefit of Acquisition Sub and may be asserted by Acquisition Sub regardless of the circumstances giving rise to such prerequisite or may be waived by Acquisition Sub in whole or in part at any time and from time to time in its sole discretion. The failure by Acquisition Sub or any other affiliate of Acquisition Sub at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right, the waiver of any such right with respect to particular facts and circumstances shall not be deemed a waiver with respect to any other facts and circumstances and each such right shall be deemed an ongoing right that may be asserted at any time and from time to time. The other capitalized but undefined terms used in this Schedule D shall have the meanings set forth in this Agreement to which it is a schedule.

In no event shall any Stockholder have any liability to Acquisition Sub, or any of its successors, assigns or affiliates, with respect to or as a result of the failure, in and of itself, of any of the Stockholder Prerequisites set forth in this Schedule D to be satisfied.